PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

June 30, 2004

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor, Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:  AVINO SILVER & GOLD MINES LTD
MAILING ON JUNE 30, 2004

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all registered shareholders of the Company and to intermediaries in accordance with
National Instrument 54-101. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

●Annual Financial Statements for the Year Ending 2004/01/31
●Information Circular
●Management Discussion and Analysis
●Notice of Meeting
●Proxy
●Supplemental Return Card

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"LAURIE WADDINGTON"

LAURIE WADDINGTON

cc: Alberta Securities Commission
cc: TSX Venture Exchange
cc: US Securities and Exchange Commission
cc: AVINO SILVER & GOLD MINES LTD
cc: SALLEY BOWES HARWARDT
cc: HOOGENDOORN VELLMER